UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a16 OR 15d16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For May 3, 2024

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue Randfontein, 1759
South Africa
(Address of principal executive offices)
*-
(Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20 F or Form 40F.)

Form 20F ☒ Form 40F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g32(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

Harmony Gold Mining Company Limited
Registration number 1950/038232/06
Incorporated in the Republic of South Africa
ISIN: ZAE000015228
JSE share code: HAR
(“Harmony”)

Loss-of-life incident at Harmony’s Doornkop mine

Johannesburg, Friday, 3, May 2024. Harmony Gold Mining Company Limited (“Harmony”) regrets to announce that one of its employees employed as a Rock Drill Operator tragically lost his life, following a fall of ground incident at its Doornkop mine, in Soweto, Gauteng Province, on Thursday, 2 May 2024.

The cause of the accident is currently under investigation, both internally and by the regulator.

“We are deeply saddened by this loss of one of our colleagues. At Harmony, safety is our foremost priority. A safe mine is a productive one – never the other way around. These tragedies serve as a harsh reminder that we can never be complacent and much more still needs to be done to achieve our goal of zero loss-of life. We continue focusing on embedding risk management practices throughout Harmony to help eliminate accidents in the work place. We send our heartfelt condolences to the families of the deceased.” said Peter Steenkamp, chief executive officer of Harmony.

Harmony will be holding a company-wide Safety Day next week as a reminder of the critical importance that good safety practices play in safeguarding our future.
Family members, colleagues, and the relevant authorities have been informed and the affected area has since been temporarily closed.

The safety of our employees remains our priority and we endeavour to ensure that all safety protocols are adhered to at all times.

For more details contact:

Chipo Morapedi Mrara
Head of Communication and Branding
+27 60 571 0797 (mobile)

Or

Mashego Mashego
Executive Director: Corporate Affairs
+27 (0) 82 767 1072 (mobile)

3 May 2024

Sponsor:
J.P. Morgan Equities South Africa Proprietary Limited.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Harmony Gold Mining Company Limited

Date: May 3, 2024	By: /s/ Boipelo Lekubo
Name: Boipelo Lekubo
Title: Financial Director